1/13/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06000003

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SEC MAIL RECEIVED JAN 03 2006 WASH, D.C. 209 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48093

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/04 (MM/DD/YY) AND ENDING 10/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitzel Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1665 Embassy West Drive, Suite 100

(No. and Street)

Dubuque	IA	52002-2259
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Weitzel (563) 583-6020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP

(Name – *if individual, state last, first, middle name*)

3999 Pennsylvania Avenue, Suite 100	Dubuque	IA	52002-2639
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Weitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitzel Financial Services, as of October 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANICE M MARKUS
Notary Seal - Iowa
Commission No: 158526
My Commission Expires: 11-18-05

Signature

President

Title

Janice M. Markus

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exempt under 15c3-3(k)(1)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weitzel Financial Services, Inc.
Dubuque, Iowa

Financial Statements

October 31, 2005

Table of Contents — *Page(s)*

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying statement of financial condition of **Weitzel Financial Services, Inc.**, as of October 31, 2005, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Weitzel Financial Services, Inc.**, as of October 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Dubuque, Iowa
November 22, 2005

PEOPLE. PRINCIPLES. POSSIBILITIES.
www.eidebailly.com
3999 Pennsylvania Ave., Suite 100 ▮ Dubuque, Iowa 52002-2639 ▮ Phone 563.556.1790 ▮ Fax 563.557.7842 ▮ EOE

Weitzel Financial Services, Inc.
Statement of Financial Condition
October 31, 2005

ASSETS		
Current Assets		
Cash	$	85,333
Commissions Receivable		7,627
Prepaid Taxes		684
Total Current Assets		93,644
Noncurrent Assets		
Equipment		109,082
Intangibles		17,000
Less: Accumulated Depreciation and Amortization		(39,931)
Net Noncurrent Assets		86,151
Total Assets	$	179,795
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Commissions Payable	$	2,237
Accrued Payroll		5,473
Accrued Pension Expense		35,655
Total Current Liabilities		43,365
Deferred Income Taxes		3,595
Total Liabilities		46,960
Stockholders' Equity		
Common Stock, $10 Par Value		
Authorized 1,000,000 Shares		
Issued 2,000 Shares		20,000
Additional Paid-In Capital		46,192
Retained Earnings		66,643
Total Stockholders' Equity		132,835
Total Liabilities and Stockholders' Equity	$	179,795

See Notes to Financial Statements

Weitzel Financial Services, Inc.
Statement of Income
Year Ended October 31, 2005

Revenue		
Commissions	$	587,140
Interest Income		222
Total Revenue		587,362
Operating Expenses		
Wages		244,143
Commissions		201,231
Pension Expense		35,655
Payroll Taxes		12,904
Seminars and Educational		215
Office Supplies		6,521
Telephone		3,822
Utilities		1,783
Repairs and Maintenance		2,456
Postage		2,630
Insurance and Bonding		11,754
Licenses and Fees		4,414
Advertising		2,079
Professional Fees		8,759
Meals and Entertainment		40
Vehicle Expense		1,159
Rent		16,983
Property Tax		3,244
Depreciation		17,250
Loss on Sale of Asset		73
Amortization		1,304
Total Operating Expenses		578,419
Income Before Income Taxes		8,943
Income Taxes		(2,030)
Net Income	$	6,913

See Notes to Financial Statements

Weitzel Financial Services, Inc.
Statement of Stockholders' Equity
Year Ended October 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - October 31, 2004	$ 20,000	$ 46,192	$ 59,730	$ 125,922
Net Income	-	-	6,913	6,913
Balance - October 31, 2005	$ 20,000	$ 46,192	$ 66,643	$ 132,835

See Notes to Financial Statements